WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	175,750
Prepaid expenses		9,707
Deposits		8,550
Property and equipment, net		4,235
Total Assets	$	198,242

Liabilities and Members' Equity

Liabilities		
Accrued expenses and other liabilities	$	74,249
Total Liabilities		74,249
Members' Equity		123,993
Total Liabilities and Members' Equity	$	198,242

The accompanying notes are an integral part of these financial statements.